

March 8, 2012

<u>Via E-mail</u>
Ms. Tatum L. Morita
President & Chief Executive Officer
Gold Party Payday, Inc.
3189 Pepperhill Road
Lexington, KY 40502

  Re: Gold Party Payday, Inc.
    Registration Statement on Form S-1
    Filed February 13, 2012
    File No. 333-179490

Dear Ms. Morita:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of organizing events for individuals to attend, and sell their jewelry and precious metals items to you for cash. We also note that you have conducted limited operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2. We note your disclosure in the Results of Operations section on page 15 that the revenue you have generated is not a result of the business plan described in your

prospectus. Please revise your prospectus to clarify this fact. In doing so, please address the following:

- In each instance in which you reference earning revenue, please clarify that you did not earn such revenue as a result of the business plan described in the prospectus.

- Please clarify whether you have purchased any items at either of the parties you have held. If so, also state whether you have subsequently sent such items to the refineries you reference in the prospectus.

- If you did not purchase any items at either party, please thoroughly revise your prospectus to clarify this fact. In doing so, revise your prospectus to indicate, as examples only, that your statements regarding how you will purchase items at the parties, how much party hosts will be paid, and how you will generate revenue from such parties are your plans, but that none of these events have yet occurred. In this regard, we note statements on your website by individuals purporting to describe how they spent their "Gold Party Payday money." If you have not yet purchased any goods or remitted any funds to those attending your parties, please tell us why the statements on your website are appropriate.

- Finally, please revise your prospectus to briefly describe your gold bullion business, with a view towards explaining to investors how you have generated revenue to date.

3. Please advise dealers of their prospectus delivery obligations by including the language required by Item 502(b) of Regulation S-K on the back outside cover page of the prospectus.

Prospectus Cover Page

4. Please disclose the net proceeds from the offering for both the minimum and maximum amounts of the offering. Refer to Item 501(b)(3) of Regulation S-K.

5. We note your disclosure that if you do not achieve the minimum amount of the offering within the requisite time period, funds will be returned to investors the next business day or, "as soon as possible following the offering's termination." Please revise here, and elsewhere in your prospectus, to explain what you mean by "as soon as possible following the offering's termination" with a view towards informing investors as to when they can expect to receive any such funds.

6. We note your disclosure that if you achieve the minimum amount of the offering, you plan to apply to have your stock quoted on the OTCBB. Also state whether you have

engaged a market maker to file an application on your behalf, and that there is no guarantee that a market marker will file an application on your behalf.

7. We note that you will deposit the proceeds of this offering in a separate bank account, established by you. Please describe the impact on investors of the fact that you have not arranged to place the funds from the offering in escrow or trust pending the achievement of the minimum offering, including the risk, if applicable, that your creditors could reach such funds. Refer to Item 503(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 1

8. We note your statement at the top of page 2 that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Risk Factors and Management's Discussion and Analysis sections.

The Offering, page 2

Trading Symbol, page 2

9. Please clarify that there is no assurance that you will be accepted for quotation on the OTCBB, that you must have a market maker apply to file an application to the OTCBB on your behalf, and that there is no guarantee that you will be able to engage a market maker to file an application on your behalf.

10. We note the last sentence on page 2 which states that "[i]nvestors will not be entitled to a refund of their investment if we decide to extend the offering period for the additional 90 days." Please revise to clarify that investors will not be entitled to a refund of their investment until the conclusion of such 90 day period, at which time they will be entitled to a refund if you have not achieved the minimum offering. Please revise similar disclosure elsewhere in your prospectus.

Summary Financial Information, page 3

11. We note that total operating expenses in the table of consolidated statements of operations data for the period August 16, 2011 (inception) to September 30, 2011 differs from the amount of total operating expenses presented in the consolidated statement of operations on page F-4. Please revise or advise.

Risk Factors, page 4

Risks Related to our Common Stock, page 7

Our current management can exert significant influence . . . ., page 8

> 12. Please revise this risk factor to disclose the percentage ownership of your common stock that Ms. Morita will own if the minimum and maximum amounts of your offering are achieved.

Where You Can Find More Information, page 10

> 13. We note your statement that "[i]n addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC." Please revise to clarify that you will file such reports, as you have not yet filed any such reports.

Determination of Offering Price, page 12

> 14. We note your statement in the first sentence of this section that prior to this offering, "there has been a limited and sporadic public trading market for [y]our shares of common stock." However, elsewhere in your prospectus you state that there has been no public trading market for your common stock. Please revise for consistency and to clarify whether there has ever been a public trading market for your common stock.

Dilution of the Price You Pay for Your Shares, page 12

> 15. Please disclose the dilution per share to new investors assuming the maximum and minimum number of shares is sold in your narrative discussions on page 12.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

> 16. We note your disclosure that you pay guests based on the estimated appraised value, which is based on the quality and quantity of precious metals contained in the items purchased from guests and prevailing gold and silver prices, less a calculated deduction which is your gross profit. Please describe how you compute the calculated deduction (e.g., as a percentage of appraised value). In addition, it appears that your gross profit represents the difference between the sales proceeds received from the refinery and the cost of scrap gold and silver and coins purchased from guests less any other costs classified as cost of sales. Please clarify how you earn revenues and income (i.e. from the sale of scrap gold and silver and coins purchased

from guests) and generate cash. Please also disclose the nature and type of costs classified as cost of goods sold.

17. Please provide us with the basis for your belief that you will be paid 90% of the daily gold spot value, as you indicate in the fifth paragraph of this section.

Revenue Recognition, page 14

18. Please disclose how you estimate the amount of revenue when coins and other gold and silver items are delivered to the refinery. Please also disclose the risks and uncertainties, particularly in regard to the volatility of commodity prices, on your estimates of revenue and gross profit.

Cash Requirements, page 16

19. We note that you believe that "cash on hand and cash flow from operations will meet part of your present cash needs." Please explain your basis for believing that you will generate cash flow from operations, as it does not appear that to date you have generated revenue from the business plan described in your prospectus. Alternatively, revise your disclosure here, and elsewhere in your prospectus to state that you have not generated cash flow from operations from the business plan described in the prospectus and that there is no assurance you will generate any such cash flow. Please also describe your capital expenditure and working capital requirements.

Business, page 18

Operations, page 18

20. We note statements throughout your prospectus regarding your planned geographical expansion. Please revise throughout your prospectus to disclose the geographic market in which you currently plan to conduct operations. Refer to Item 101(h)(4)(i) of Regulation S-K.

21. Please provide greater detail about the way in which you will appraise items at the gold parties that you will attend. In this regard, we note your risk factor on page 7 regarding Ms. Morita's lack of experience in precious metal appraisals. We also note that your website provides additional detail regarding the way in which you plan to calculate the value of gold, including references to a "professional Gold Party Payday gold buyer" and the fact that your "parties are run by company trained valuation buyers." Please explain to whom you refer when referring to a professional buyer and a trained valuation buyer. If it is Ms. Morita, please explain how she qualifies as a professional buyer or a trained valuation buyer, in light of the inexperience you describe on page 7.

22. We note your disclosure in the third paragraph of this section regarding your industry relationships and your "select group of clients." We also note your statement in the penultimate paragraph of this page that you have "arrangements in place with several precious metal refining companies." Please provide greater detail about these relationships, with a view towards clearly describing your business plan to investors. Refer to Items 101(h)(4)(iv) and (vi) of Regulation S-K. If any of the agreements to which you refer are material contracts, please file any such agreements as exhibits to the registration statement. Refer to Item 601 of Regulation S-K.

Management, page 21

Code of Ethics, page 22

23. We note your statement that your code of ethics is posted on your internet website, however, we cannot locate your code of ethics on the website. Please revise or advise.

Certain Relationships and Related Party Transactions, page 25

24. Please revise to provide the approximate dollar value of the first transaction described in this section. Refer to Item 404(a)(3) of Regulation S-K.

25. Please identify Ms. Morita as your promoter. Refer to Item 404(c) of Regulation S-K and Rule 405 under the Securities Act.

Plan of Distribution and Terms of the Offering, page 26

26. We note your statement that your officers and directors will rely on Rule 3a4-1 under the Exchange Act to conduct this offering. Please revise to discuss each of the conditions set forth in Rule 3a4-1 as they relate to each officer and director that will conduct this offering, affirmatively stating that each officer and director meets such conditions.

Procedures for Subscribing, page 28

27. Please revise to describe the manner in which subscribers will receive their shares.

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-7

28. Please disclose the basis of stating inventories and the type of costs classified in cost of goods sold.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

29. We note your disclosure in results of operations on page 15 that revenues recognized during the period related to the purchase of gold bullion coins for clients. Please disclose the terms of these arrangements and whether you recognize revenue on a gross or net basis. Also, please provide similar disclosures in the policy disclosed on page F-24. In addition, please provide us with an analysis of the indicators in ASC 605-45-45 you considered in determining your accounting policy.

30. We understand that you generate or intend to generate revenues by reselling gems, scrap gold and silver, coins and other gold and silver items purchased from guests to precious metal refining companies. We also understand that revenue you receive from precious metal refiners is based on the daily gold spot value. Please disclose the terms of arrangements with refiners and your specific revenue recognition policies, including estimation methods and assumptions. Please also disclose whether revenue is based on the daily gold spot value on the date of delivery or the date a refiner determines the precious metal content. Similar disclosures should be provided in the policy disclosed on page F-24.

Note 5 – Related Party Transactions, page F-27

31. We understand that your chief executive officer and directors are not compensated for their services. Please tell us your consideration of disclosing the fair value of services provided by such persons not recognized in your financial statements.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 10.1 – Form of Subscription Agreement

32. The terms of the offering described in the form subscription agreement appear to be inconsistent with the terms of the offering described in the prospectus. In this regard, we note as examples only statements in the subscription agreement that the offering is a private offering and that the offering is being made without a prospectus. We also note the statement in Section D.2 that the funds received will be immediately available to you. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Spencer G. Feldman
        Greenberg Traurig, LLP